THE RANDOM TEA ROOM AND CURIOSITY SHOP

Profit and Loss

January - December 2024

	TOTAL		
	JAN - DEC 2024	JAN - DEC 2023 (PY)	CHANGE
Income			
Direct Sales	33,859.95	36,432.27	-2,572.32
Online Sales	9,365.18	10,766.06	-1,400.88
Register Sales	81,776.88	80,706.86	1,070.02
Unapplied Cash Payment Income	1.87	15.93	-14.06
Workshop Income	200.00		200.00
Total Income	**$125,203.88**	**$127,921.12**	**$ -2,717.24**
Cost of Goods Sold			
Consignment Expense	543.50	573.00	-29.50
Event Expenses	148.40	465.00	-316.60
Merchant Account Fees	5,509.11	3,925.65	1,583.46
Purchases	20,227.73	17,567.09	2,660.64
Total Cost of Goods Sold	**$26,428.74**	**$22,530.74**	**$3,898.00**
GROSS PROFIT	$98,775.14	$105,390.38	$ -6,615.24
Expenses			
Advertising and Promotion	126.30	1,759.92	-1,633.62
Automobile Expense		43.47	-43.47
Bank Charges	82.98	25.00	57.98
Charitable Contribution	500.00		500.00
Commissions		98.00	-98.00
Contractor		1,581.00	-1,581.00
Dues & Subscriptions	30.00	295.90	-265.90
Equipment	5,947.56		5,947.56
Insurance Expense	729.75	748.38	-18.63
Meals and Entertainment	275.47	369.40	-93.93
Office Supplies	4,769.73	2,524.63	2,245.10
Parking	38.00		38.00
Payroll Expenses	59,414.92	69,250.08	-9,835.16
Payroll Fees	1,763.43	1,910.53	-147.10
Postage and Delivery	2,580.14	1,921.88	658.26
Professional Fees		3,734.00	-3,734.00
Accounting	3,944.00		3,944.00
Human Resources	5,563.00		5,563.00
Total Professional Fees	**9,507.00**	**3,734.00**	**5,773.00**
Repairs and Maintenance	8,421.79	3,452.76	4,969.03
Security System	255.00	336.00	-81.00
Taxes & Licenses	513.45	281.19	232.26
Telephone Expense	2,212.37	2,109.29	103.08
Travel Expense	247.77	82.96	164.81

	TOTAL		
	JAN - DEC 2024	JAN - DEC 2023 (PY)	CHANGE
Utilities	7,650.72	6,929.89	720.83
Total Expenses	**$105,066.38**	**$97,454.28**	**$7,612.10**
NET OPERATING INCOME	$ -6,291.24	$7,936.10	$ -14,227.34
Other Income			
Interest Income	0.91	1.07	-0.16
Rental Income	3,975.00	240.00	3,735.00
Total Other Income	**$3,975.91**	**$241.07**	**$3,734.84**
Other Expenses			
FRAUD	100.00		100.00
Prior Year Expenses		7,273.13	-7,273.13
Total Other Expenses	**$100.00**	**$7,273.13**	**$ -7,173.13**
NET OTHER INCOME	$3,875.91	$ -7,032.06	$10,907.97
NET INCOME	$ -2,415.33	$904.04	$ -3,319.37